UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-15360

CUSIP Number: 09059T206

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Bioject Medical Technologies Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 7180 SW Sandburg St., Suite 100

City, State and Zip Code: Tigard, Oregon 97223

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has determined that it will be unable to file its report on Form 10-Q for the quarter ended September 30, 2014 within the prescribed period. The Company’s inability to timely file its Form 10-Q could not have been eliminated by the Company without unreasonable effort or expense.

As previously reported, we have not reported audited financial results on Form 10-K for the years ended December 31, 2013, December 31, 2012 or December 31, 2011 or unaudited financial results for the quarters ended March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013, June 30, 2013, September 30, 2013, March 31, 2014 and June 30, 2014 due to the impact of the unresolved FDA issues and, as a result, we are not able to report our financial results for the quarter ended September 30, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tony K. Chow	(503)	692-8001
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Our Annual Reports on Form 10-K for the years ended December 31, 2013, December 31, 2012 and 2011 have not been filed and our Quarterly Reports on Form 10-Q have not been filed for the quarters ended March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013, June 30, 2013, September 30, 2013, March 31, 2014 and June 30, 2014.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that revenue for the quarter ended September 30, 2014 will be the same as compared to revenue for the quarter ended September 30, 2013 and that the operating loss for the third quarter of 2014 will decrease by 55%, compared to operating loss for the third quarter of 2013. It also is anticipated that revenue for the nine months ended September 30, 2014 will increase by 14% compared to revenue for the nine months ended September 30, 2013 and that operating loss for the nine months ended September 30, 2014 will decrease by 47% compared to operating loss for the nine months ended September 30, 2013.

Bioject Medical Technologies Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2014	Bioject Medical Technologies Inc.
(Registrant)

By: /s/ Tony K. Chow
Tony K. Chow
Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)